STB Draft 6/22/2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

UNITED COMMUNITY BANKS, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

90984P105

(CUSIP Number)

Amy Soeda
Corsair Capital LLC
717 Fifth Avenue, 24th Floor
New York, NY 10022
(212) 224-9000

Copy to:

Lee Meyerson, Esq.
Elizabeth Cooper, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 16, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90984P105

1	NAMES OF REPORTING PERSONS Corsair IV Management GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,109,630
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,931,625
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,931,625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.52%
14	TYPE OF REPORTING PERSON (See Instructions) OO (Cayman Islands limited company)

CUSIP No. 90984P105

1	NAMES OF REPORTING PERSONS Nicholas B. Paumgarten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,109,630
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,931,625
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,931,625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.52%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 90984P105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corsair IV Financial Services Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,300,046.2561
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,300,046.2561
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.93%
14	TYPE OF REPORTING PERSON (See Instructions) PN (Cayman Islands limited partnership)

CUSIP No. 90984P105

1	NAMES OF REPORTING PERSONS Corsair IV Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,300,046.2561
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,300,046.2561
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.93%
14	TYPE OF REPORTING PERSON (See Instructions) PN (Cayman Islands limited partnership)

CUSIP No. 90984P105

1	NAMES OF REPORTING PERSONS Corsair Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,300,046.2561
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,300,046.2561
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.93%
14	TYPE OF REPORTING PERSON (See Instructions) OO (Delaware limited liability company)

CUSIP No. 90984P105

1	NAMES OF REPORTING PERSONS Corsair Georgia, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,109,630
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,931,625
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,931,625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.52%
14	TYPE OF REPORTING PERSON (See Instructions) PN

This Amendment No. 1 supplements and amends the Schedule 13D filed on April 11, 2011 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”) by Corsair Georgia, L.P. (“Corsair Georgia”), Corsair IV Management GP, Ltd., Corsair IV Financial Services Capital Partners, L.P., Corsair IV Management, L.P., Corsair Capital LLC and Nicholas B. Paumgarten with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 5. Interests in Securities of the Issuer

This Amendment No. 1 supplements and amends Item 5 of the Schedule 13D by adding the following paragraph immediately prior to paragraph (c):

Pursuant to the terms of the Investment Agreement, at the annual meeting of the Issuer’s shareholders, held on June 16, 2011, the Issuer’s shareholders voted to (1) approve the conversion of (A) the Series F Convertible Preferred Stock into Voting Common Stock and (B) Purchaser Non-Voting Shares and the Indemnity Shares into Voting Common Stock for purposes of Rule 5635 of the Nasdaq Stock Market Rules, (2) approve the amendment to the Articles of Incorporation to (x) authorize a number of shares of Non-Voting Common Stock sufficient to permit the full conversion of the Series G Convertible Preferred Stock into, Non-Voting Common Stock and the issuance of the Indemnity Shares, and (y) increase the number of authorized shares of Voting Common Stock to at least such number as shall be sufficient to permit the full conversion of each of the Series F Convertible Preferred Stock, the Purchaser Non-Voting Shares and the Indemnity Shares. In addition, on June 20, 2011, pursuant to the terms of the Restated Articles of Incorporation, as amended of the Issuer, 28,391.2858 shares of Series F Preferred Stock, all of which were held by Corsair Georgia, were converted into 2,988,556 shares of Common Stock and 83,808.9506 shares of Series G Preferred Stock, all of which were held by Corsair Georgia, were converted into 8,821,995 shares of Non-Voting Common Stock (as adjusted for the Issuer’s 1-for-5 reclassification of common stock and non-voting common stock effective as of June 17, 2011).

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Corsair Georgia, L.P.	12,931,625	22.52%	0	4,109,630	0	12,931,625
Corsair IV Management GP, Ltd.	12,931,625	22.52%	0	4,109,630	0	12,931,625
Nicholas B. Paumgarten	12,931,625	22.52%	0	4,109,630	0	12,931,625
Corsair IV Financial Services Capital Partners, L.P.	10,300,046.2561	17.93%	0	0	0	10,300,046.2561
Corsair IV Management, L.P.	10,300,046.2561	17.93%	0	0	0	10,300,046.2561
Corsair Capital LLC	10,300,046.2561	17.93%	0	0	0	10,300,046.2561

(As adjusted for the Issuer’s 1-for-5 reclassification of common stock and non-voting common stock effective as of June 17, 2011)

Corsair GP is the general partner of Corsair Georgia.  Corsair LP is a limited partner of Corsair Georgia.  Corsair IV Management is the general partner of Corsair LP.  Corsair Capital is the general partner of Corsair IV Management.  Corsair GP is controlled by Nicholas B. Paumgarten.  Corsair Capital is controlled by Nicholas B. Paumgarten.  Each limited partner of Corsair Georgia has the right to withdraw from Corsair Georgia by delivering written notice to Corsair GP requesting that Corsair GP dispose of such limited partners pro rata share of Voting Common Stock held by Corsair Georgia.  In addition, one limited partner of Corsair Georgia has the right to direct Corsair GP with respect to the voting of 836,307.4983 shares of Voting Common Stock.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

This Amendment No. 1 supplements and amends Item 6 of the Schedule 13D as set forth below:

The information set forth in Item 5 is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June [●], 2011

CORSAIR GEORGIA, L.P.
By:  Corsair IV Management GP, Ltd., its general partner

By:  ______________________________
Name:  Amy M. Soeda
Title:    Chief Financial Officer

CORSAIR IV MANAGEMENT GP, Ltd.

By:  ______________________________
Name:  Amy M. Soeda
Title:    Chief Financial Officer

CORSAIR IV FINANCIAL SERVICES CAPITAL PARTNERS, L.P.
By:  Corsair IV Management, L.P., its general partner
By:  Corsair Capital LLC, its general partner

By:  ______________________________
Name:  Amy M. Soeda
Title:    Chief Financial Officer

CORSAIR IV MANAGEMENT, L.P.
By:  Corsair Capital LLC, its general partner

By:  ______________________________
Name:  Amy M. Soeda
Title:    Chief Financial Officer

CORSAIR CAPITAL LLC

By:  ______________________________
Name:  Amy M. Soeda
Title:    Chief Financial Officer

NICHOLAS B. PAUMGARTEN

___________________________